Press Release

INDOSAT PALAPA COMPANY B.V. CONSENT SOLICITATION

Jakarta, May 21, 2012 – Indosat Palapa Company B.V. (the “Issuer”) announced on May 21, 2012 that it is soliciting (the "Consent Solicitation") consents (the "Consents") from holders of its US$650 million 7.375% Guaranteed Senior Notes due 2020, ISIN Nos. US45579PAA84 and USN44519AA99 (the “Notes”) to amend the indenture under which the Notes were issued in July 2010. The Issuer is a wholly owned subsidiary of PT Indosat Tbk ("Indosat").  On February 7, 2012, Indosat entered into an asset purchase agreement (the "Asset Purchase Agreement") with PT Tower Bersama Infrastructure Tbk and its subsidiary PT Solusi Menara Indonesia for the sale and leaseback of 2,500 wireless telecommunications towers.  The proposed amendments would amend the existing exceptions in the indenture with respect to Qualified Tower Sales to permit Indosat to consummate the transactions contemplated by the Asset Purchase Agreement and would add additional exceptions for dispositions of active infrastructure assets (i.e., fiber, transmission equipment and radio access network) to joint venture entities with which Indosat would enter into a network sharing arrangement, without seeking the consent of holders of the Notes.

Consents are being sought from all holders of the Notes of record at 5:00 P.M., New York City time, on May 18, 2012.  The Consent Solicitation will expire at 5:00 p.m., New York City time, on June 1, 2012 unless otherwise extended by the Issuer (as the same may be extended, the “Expiration Time”).  Subject to the conditions set forth in the consent solicitation statement dated May 21, 2012 (the "Consent Solicitation Statement"), the Issuer will make a consent payment equal to US$3.75 for each US$1,000 principal amount of the Notes as to which a Consent is properly completed, duly executed and delivered, at or before the Expiration Time and not revoked in accordance with the terms of the Consent Solicitation Statement. Procedures for revocation of Consents are described in the Consent Solicitation Statement.

This statement does not constitute an offer of securities or solicitation of Consents under the Notes. For further information, holders of the Notes should refer to the Consent Solicitation Statement and materials attached thereto.

For further information please contact:

Investor Relations

Tel:

62-21-30442615

Fax :

62-21-30003757

Corporate Secretary

Tel:

62-21-30442614

Fax:

62-21-30003754

Email

: investor@indosat.com

Website

: www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends